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                             March 8, 2021

       Eugene Wong
       Chief Executive Officer
       Ace Global Business Acquisition Ltd
       6/F Unit B
       Central 88, 88-98 Des Voeux Road
       Central, Hong Kong

                                                        Re: Ace Global Business
Acquisition Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed February 9,
2021
                                                            File No. 333-252878

       Dear Mr. Wong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 9, 2021

       Prospectus Summary
       Automatic liquidation if no business combination, page 20

   1. We note your disclosure that your 15-month deadline may be extended three times by an additional three months
each time, for a total of up to 24 months to complete a business combination. Please
amend your disclosure to clarify whether shareholders may redeem their shares in
connection with any proposal to extend the deadline beyond 15 months.
       Certain Transactions, page 96

   2. Throughout your filing, you refer to "insider shares" and "founder shares," and it appears that your insider
shares were issued in a November 2020 private placement, but we were
 Eugene Wong
Ace Global Business Acquisition Ltd
March 8, 2021
Page 2
      unable to find disclosure describing the transaction by which you issued the "founder shares" to your sponsor. Please amend your disclosure to describe the transaction by which you issued these founder shares. If you are referring to insider shares and founder shares interchangeably, please amend your disclosure for clarity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                           Sincerely,
FirstName LastNameEugene Wong
                                                           Division of
Corporation Finance
Comapany NameAce Global Business Acquisition Ltd
                                                           Office of Trade &
Services
March 8, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName